Exhibit 12.1
Life Technologies Corporation
Calculation of Ratio of Earnings to Fixed Charges
(All Amounts in Thousands Except for the Ratio of Earnings to Fixed Charges)

	Nine Months
	Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income From Continuing Operations Before Income Taxes	$123,337	$153,688	$112,239	$139,196	$67,025	$128,132	$85,188
Fixed Charges	153,855	55,716	91,161	72,942	73,994	70,855	58,152

Earnings as Adjusted	$277,192	$209,404	$203,400	$212,138	$141,019	$198,987	$143,340

Fixed Charges:
Interest Cost	$124,161	$49,388	$79,428	$64,167	$65,033	$60,580	$50,154

Interest Allocable to Rental Expenses (1)	8,227	3,827	6,100	5,525	4,800	5,475	3,504
Amortization of Debt Expense	21,467	2,501	5,633	3,250	4,161	4,800	4,494

Fixed Charges	$153,855	$55,716	$91,161	$72,942	$73,994	$70,855	$58,152

Ratio of Earnings to Fixed Charges	1.8	3.8	2.2	2.9	1.9	2.8	2.5

(1)	Portion of rent expense representing interest.